Contact

www.linkedin.com/in/michael-
sokol-691232112 (LinkedIn)

Languages

English

Michael Sokol

Line producer │UPM │Writer │Well-connected, savvy producer,
manage budgets, run crew, scout locations, cast talent │Experience
on features & branded content │Extensive comedy background in
branded comedy writing
Atlanta, Georgia, United States

Summary

Currently, working as UPM for a BET feature film, while also
developing and raising money as Executive Producer for my second
feature, We're So Dead, a comedy-horror with a target audience of
those working in the restaurant industry. View our WeFunder capital
raise at https://wefunder.com/weresodeadmovie.

Experienced Line Producer, UPM, location scout and creative
for commercial projects, features, and short-form digital content.
Commissioned writer for both screenplays and TV. Experience
developing, producing and pitching original scripted and unscripted
shows to major networks.

Experience

Wild Winn Suttle Films
UPM and Location Scout
August 2022 - Present (2 years 9 months)
Atlanta, Georgia, United States

$1-2M budgeted films produced with MarVista Entertainment for distribution on
Tubi and BET

Very Very Video
Line Producer and Production Manager
January 2017 - Present (8 years 4 months)
Atlanta, Georgia, United States

Produced over 30 branded comedy videos for clients including Veeam,
Snowflake, Zoom, Monday.com, Go Daddy, Workday, and more.

Catador Film Co
Executive Producer
December 2015 - March 2023 (7 years 4 months)
Atlanta, GA

Creative partner in film and TV development company. Currently in development of We're So Dead and Executive Producer of Postal (2019), distributed by Freestyle Digital on all streaming platforms; also wrote and produced several commissioned shorts for Funny or Die.

Highwire Comedy Co.
Director of Sketch Comedy
December 2013 - December 2018 (5 years 1 month)
Atlanta, GA

Education

Emory University
Bachelor of Arts (B.A.), Economics and History · (1994 - 1998)